[The Hain Celestial Group, Inc. letterhead]

VIA EDGAR

February 17, 2012

Mr. Karl Hiller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.
Form 10-K for Fiscal Year Ended June 30, 2011
Filed August 29, 2011
File No. 0-22818

Dear Mr. Hiller:

This letter is submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated January 13, 2012. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Form 10-K for the Fiscal Year ended June 30, 2011

Financial Statements

Note 18 – Segment Information, page 67

1.	We note your response to prior comments 1, 3 and 4, regarding your segment disclosures, in which you describe various levels of decision-making and clarify that your CODM primarily uses sales data in determining resource allocation. We would like to better understand your process of segment identification and have therefore compiled the additional comments in this letter. Please contact us by telephone in advance of your reply if you require further guidance of clarification about the information we have requested. Please address the following points.

•	Submit a schedule listing the operating segments you have identified according to the definition in ASC 280-10-50-1.

Based on the definition in ASC 280-10-50-1 and our analysis as discussed in the following paragraphs, we have reviewed our historical conclusion and reaffirmed that our company has one operating segment: the manufacturing, distribution, marketing and sale of natural and organic products, which we have disclosed in Note 18 to the consolidated financial statements.

ASC 280-10-50-1 states that “an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.”

In identifying our operating segment, we assessed the characteristics of our operations, which include similarities in the Company’s products in the natural and organic consumer markets, the commonality of the Company’s customers across brands and geographies and the Company’s unified marketing and distribution strategy. The Company’s brands are marketed to consumers generally as healthier or “better-for-you” products and as such all of the Company’s brands collectively benefit in the marketplace from this common marketing strategy. Resource allocation decisions are driven by the potential for increased sales. This includes considerations of whether the Company would be able to achieve expanded distribution, increased customer penetration, improved consumer consumption or whether a particular product can be sold into a new geography. In making decisions about resource allocation and assessing performance, the Chief Operating Decision Maker (“CODM”) focuses on sales performance by brand or product category using internally generated sales data, discussions with senior management, and externally developed market consumption data acquired from independent sources.

In assessing performance, the CODM receives internally generated sales data by brand, which is provided to him on a daily and quarterly basis, and also receives and reviews certain Company consolidated quarterly and year-to-date information, all of which is described further in our response to the fourth and fifth bullets of this comment. The CODM receives information that reflects complete, discrete financial information which details levels of operating profitability on a consolidated basis only. We assessed the nature of the financial information used by our CODM. As a result, we have concluded that since this information is provided and reviewed only on a consolidated basis, we have only one operating segment. See also, our discussion below regarding ASC-280-10-50-1 and our brands.

•

Tell us whether your CODM receives sales data by brand and explain how you determined whether your brands represent or have the characteristics of operating segments. To the extent that you believe brands are not operating segments because your CODM does not review their operating results, identify the grouping of brands within operating segments and describe the resource allocation decisions which pertain to these segments for the year ended June 30, 2011.

Our CODM receives sales data by brand or product category (grouping of brands) in daily sales flash reports and the quarterly information packages, as more fully discussed in our response to the comments in the fourth and fifth bullets of this comment.

We have determined that our individual brands are not separate segments under the criteria of ASC 280-10-50-1. While each of our brands engages in business activities that earn revenues and incur expenses, not all expenses that are required to continue operations, such as supply chain (procurement, warehousing and distribution), marketing, sales and administrative, are incurred at the brand level. Our brands do not operate on a standalone basis, but rather are supported by larger shared service organizations (such as a common sales force, supply chain or administration). Marketing programs may benefit multiple brands in a product category, sales force personnel are shared across many or all brands in a geography and all administrative costs are shared. In limited instances, acquired brands may operate on a standalone basis for a planned period subsequent to acquisition (such as where there is a contractual obligation to track operating results for contingent consideration payments, as further discussed in our response to comment 3); however, our strategy and practice is, and has been, to integrate acquired brands into our existing operations. With respect to operating results, while we do track sales by brand in our internal reports, we do not report full operating income (which we define to be gross margin less distribution, selling and administrative expenses) for each of our brands. A measure of actual brand profit or loss is not calculated and therefore is not available to be used by our CODM in making decisions about resources to be allocated. Since operating results by brand are not computed, discrete financial information is not available for each brand. Although they meet the first criteria under ASC 280-10-50-1, because each of our brands does not meet the second and third criteria; we have determined that each of our brands are not separate operating segments.

We group our brands into several product categories (grocery, snacks, tea, personal care, and other) for purposes of the required disclosure under ASC 280-10-50-40. Sales for these product categories have been disclosed in Note 18. This grouping of brands does not constitute a basis for resource allocation but is information intended to provide the reader with the ability to better understand the Company’s product offerings. These groupings also do not meet the criteria under ASC 280-10-50-1 as separate segments.

•

Identify any operating segments which have been aggregated in the amounts disclosed for your reportable segments. And for all operating segments which have been aggregated, submit the analysis that you performed in concluding that aggregation is appropriate.

We determined that we have only one operating segment, which also represents our reportable segment. Based on this determination, the aggregation criterion under ASC 280-10-50-11 is not applicable.

•

Identify your CODM and submit a copy of the information package provided to the CODM covering all business activities and operating results for the year ended June 30, 2011, plus any additional reports upon which the CODM may have relied in making resource allocation decisions and assessing performance. Please explain your rationale in identifying the CODM as an individual or group excluding those responsible for resource allocation by brand; it should be clear how your approach is consistent with ASC 280-10-50-5 through 280-10-50-9.

•

Submit a copy of all information provided to your board of directors covering business activities and operating results for the year ended June 30, 2011 which was not also provided to your CODM, and explain how your identification of operating segments has properly considered this information in accordance with ASC 280-10-50-6.

The Company believes it is appropriate to respond to the above two comments together as they are related.

ASC 280-10-50-5 states that “the term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.” Our CODM has been and continues to be our President, Chief Executive Officer and Chairman of the Board of Directors, Irwin D. Simon. Our determination was based on operational and reporting protocols of the Company. Mr. Simon has control over the Company’s operating decisions, makes final determinations concerning allocation of resources and assesses company performance, and oversees members of senior management charged with the responsibility for executing daily operations.

Our CODM sets consolidated growth targets for sales and profit. His evaluation of performance is based on a number of reports. Our internally generated data is provided to him on a daily basis. These are called “flash” reports which consist of a Sales Summary Report, a Shipments and Open Orders report and a daily Cash Report. The daily Cash Report also included an “Order Fulfillment” page which reflected sales, margins and promotional costs by brand as we discussed in our initial response to prior comment 3 and in our response to comment 2, below. (This “Order Fulfillment” report has since been discontinued as it no longer provides meaningful information.) In addition, on a quarterly basis the CODM receives reports that reflect the consolidated results of the Company: a copy of the “Audit Committee Financial Review Schedules” and a “Key Business Performance Data” package. The reports referenced in this paragraph are being submitted to the Staff via a separate letter (the “Supplemental Letter”).

ASC 280-10-50-6 states that a “public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors, including information presented to the board of directors, may identify a single set of components as constituting a public entity’s operating segments.” There was no additional information provided to our Board of Directors that was not also provided to our CODM. Selected pages taken from the quarterly information packages provided to the CODM and also provided in the Supplemental Letter are provided to our Board of Directors. Since the format of the presentation of information to our CODM and to our Board of Directors does not differ, we do not believe this paragraph applies in our circumstance.

2.	We understand from your response to prior comment 3, that you track standard margins by brand on a “legacy information technology platform” and that although such information is compiled and provided to your CODM in a “daily flash report” this report is not reflective of the company as a whole and may no longer serve its original purpose. Please describe the nature of the limitations which you believe create doubt over the usefulness of the report and explain the purpose which is now in question. As previously requested, also quantify any material differences between the actual and standard margins in the annual flash report and explain why the report does not include actual margins.

Our response to prior comment 3 was not meant to imply that the report referenced is used to track standard margins by brand. As we noted in our prior response, the report was developed many years ago when the Company was much smaller, had fewer brands and fewer levels of management. The report reflects gross sales by brand on a month-to-date basis (there is no quarter or year-to-date equivalent distributed) and related gross margin (based on the gross sales information) using standard costs, and various categories of trade and promotional spending, all on an incurred basis. The report uses standard cost of goods sold for each SKU shipped as those amounts are readily available in the Company’s information technology (“IT”) system. The equivalent actual cost of goods sold for each SKU is not calculated or maintained in the system due to the complexities involved in allocating individual variances and overhead costs to the number of SKUs affected each period and the time constraints for timely reporting. Actual gross margins are only generated at the reporting unit level and provided to the CODM on a consolidated basis.

The original purpose of the report was to serve as a tool for management to monitor the level of trade and promotional activity and to ensure such activity remained within expectations. Since the purpose of the report was primarily to monitor spending levels on a daily basis and was not meant to present period-end financial results, there was no need to report or reconcile to actual margins for this application. With the growth of the Company and the acquisition of entities that remain on separate IT systems, the similar data was not integrated into the original report. In addition, there are additional categories of trade spending which have been added to the Company’s accounting system which also have not been added to the report. As noted in our response to the first comment, this report has since been discontinued.

3.	In your response to prior comment 4, you indicate that decisions regarding the allocation of resources are made by your CODM on a “project by project” basis, considering the economics of each project. Please describe the nature of the projects which are encompassed in such decision making. Please also describe the extent to which your CODM reviews historical operating results, including margins and other measures of brand profitability, when assessing the economic merits of potential brand acquisitions. Describe any efforts on the part of your CODM to compare actual brand profitability subsequent to the acquisition to financial data considered in deciding to acquire the brands.

Our CODM sets the total target level of capital spending for the Company on a consolidated basis. To the extent an individual proposed capital spending project reaches the amount designated in the Company’s system of internal control, specific approval of the CODM is required. The nature of the projects can vary based on the specific needs of the Company at any given time, and can include capital spending for projects such as, but not limited to, information technology systems or enhancements, manufacturing equipment and facilities. Criteria used to evaluate and approve allocations for capital spending include payback period, return on investment and regulatory requirements.

When assessing the economic merits of potential acquisitions, the CODM focuses mainly on the measures of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and the related purchase price multiple and whether it will be accretive to diluted earnings per share. The primary considerations also include whether the brand fills a gap in our portfolio, whether it would strategically expand our geographic range or strengthen our position in an existing area, whether it is in the early stages of its growth potential, whether it is or has the potential to be a market leader and whether it will provide expansion of distribution for our existing products. As part of the due diligence process in connection with a potential acquisition, the Company reviews the target’s historical operating results as a means of supporting the financial criteria set forth above.

In periods subsequent to a completed acquisition, the acquired brand’s results are not compared to the original acquisition criteria, as discrete financial information becomes unavailable upon integration. Although it is our practice to integrate new brands or businesses as soon as possible, there are certain acquisitions completed where we maintain standalone accounting information prior to integration into our existing operations, such as when there is a contractual obligation to pay contingent consideration to the seller based on results for a defined future period. Therefore, integration into the Company’s existing operations is sometimes delayed in these instances so that the results can be more easily tracked. In these circumstances, the CODM will review those results as they relate to the annual budget and our assumptions as to the earnings accretion that was expected.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (631) 730-2205 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Ira J. Lamel
Ira J. Lamel Executive Vice President and Chief Financial Officer